INVEST IN **LOGOI LEARNING SYSTEMS**

Logoi is building the knowledge extraction & validation engine


#product
Wesley
Sreya, how did the A/B test perform?
Sreya
+12%, so we're going to ship it to everyone!
Logoi
This sounds pretty important. Can I add this to the company knowledge base?
A/B Test Results
+12% increase

logoi.io Santa Barbara California

Technology | Female Founder | B2B | AI

LEAD INVESTOR



Gale Wilkinson

I am investing in Logoi because the team is comprised of strong operators + experienced advisors, the MVP product has been built and launched to an initial group of pilot customers, and the market timing for a knowledge transfer tool such as Logoi is ideal given the recent wave of tech layoffs. Logoi has strong conversational AI models through its use of GPT-3; the company's platform helps reduce more manual work from end users compared to other competitive platforms in this space. With the recent popularity of GPT-3 based tools, Logoi's IP strategy will help protect its specific use of the technology.

Invested $1,000 this round

Highlights

1. Novel approach to solving a long-standing problem almost every business faces
2. $260 billion dollar market potential
3. Scalable SaaS meets game-changing deep-tech
4. Strong defensibility with a double moat
5. Female-led company w/2x Ph.D. trained language experts as founders
6. Marketer who led early growth for Square (IPO), eero (Amazon), Rylo (VSCO) & Oura (>$1B valuation).
7. Stanford-StartX, Berkeley-SkyDeck & Techstars affiliated
8. VC commitments from First Row, Crosscut, Greylock, Full Circle, 27V, The Fund & Overton.

Our Team



Sara Sieteski

Built the Haas Digital team and all its educational products from the ground up (grossing $10M+ in revenue over 4 years), supported remote instruction during COVID and won team of the year (2020-21), and launched the edtech version of Logoi the same year.



Allen Romano Chief Product Officer

Founded and ran the Digital Humanities graduate program and DH Lab at Florida state University, serving as an interdisciplinary hub for research, teaching and technical training.



Matt O'Day Head of Marketing

Led early growth for Square (IPO), eero (Amazon), Rylo (VSCO) & Oura (current $1B+ valuation). If you've heard of any of these brands, I likely had a hand in it. Also 21x rec hockey champion & retired University of Michigan hockey TV analyst (Go Blue!).

Pitch


Logoi
THE KNOWLEDGE EXTRACTION & VALIDATION ENGINE


DON'T INVEST IN A GPT-HYPE COMPANY
Invest in a company addressing a massive, costly, and chronically unsolved problem that plagues almost every business.
Invest in a founding team that has backgrounds in linguistics, learning science, and building successful, scalable, data-centered companies.
Invest in a future where the robots help supercharge, not replace knowledge workers.
Invest in the evolution of the new knowledge worker.


COMPANIES LOSE BILLIONS OF DOLLARS ANNUALLY DUE TO EMPLOYEE CHURN AND KNOWLEDGE LOSS.
EMPLOYEE EXITS
Almost 50% of knowledge is lost. Cost to companies: $11 billion in aggregate per year.
INEFFICIENCIES
19 hours/week wasted per employee (avg) waiting on, searching for, or recreating knowledge (often incorrectly). $2.4M lost annually per 1,000 employees.
NEW HIRES
Up to 2.5% total annual revenue loss due to new hire learning curves.
3


COMPANIES THINK THEY HAVE A SEARCH & ACCESS PROBLEM AROUND KNOWLEDGE.
Your company's single source of truth
GURU
Uploading is obsolete: Lucy automates data indexing.
Lucy has indexed over 50 million pages of content from thousands of sources.
Know what your company knows, instantly.
glean
Glean next-generation AI searches across all your company's apps to help you find exactly what you need and discover the things you should know.

BUT MOST KNOWLEDGE IS ACTUALLY HIDDEN OR NOT EASILY CATALOGED.

VS.


20%
80%

EXPLICIT KNOWLEDGE
Can be easily captured using documentation.

TACIT KNOWLEDGE
Domain-specific expertise, insights, intuition & ideas.

Frequently trapped in people's heads & constantly evolving as business environments change.

LLMS ARE ONLY AS GOOD AS THE DATA THEY CAN TRAIN ON.

LOGOI IS A COMPANY'S MOST VALUABLE EMPLOYEE.

NEVER LOSE YOUR COMPANY'S MOST VALUABLE EMPLOYEE.

RETAIN ALL THE BEST KNOWLEDGE OF ALL OF YOUR BEST EMPLOYEES, FOREVER.


ENGINEERING
CUSTOMER SUCCESS
MARKETING
OPERATIONS
PRODUCT

BECAUSE IT KNOWS WHAT EVERYONE KNOWS & ALSO WHAT THEY DON'T.

LOGOI AUTOMATICALLY ANALYZES CONVERSATION & ASKS TARGETED QUESTIONS TO PROACTIVELY CORRECT FOR KNOWLEDGE GAPS & BLOCKERS.




Knowledge Summary

CREATING ALWAYS UP-TO-DATE, HALLUCINATION-FREE RECORDS.

4XING THE AMOUNT OF AVAILABLE KNOWLEDGE WITHIN AN ORGANIZATION.


Questions Wesley can help answer


Highlights
Celebrate



PROVIDING FREQUENT INSIGHTS TO HELP LEADERSHIP SPRINT FORWARD OR PIVOT WITH EASE.

LOGOI EVOLVES TO ACT LIKE A TRANSLATOR ACROSS KNOWLEDGE DOMAINS.

> "I NEED TO KNOW THE EFFECTIVENESS OF OUR PAID SPEND ON SOCIAL."
>
> SREYA

> "I THINK YOU'RE LOOKING FOR THE CURRENT CUSTOMER ACQUISITION COST."
>
> LOGOI

UNDERSTANDING THE TRUE INTENT OF QUESTIONS & UPSKILLING CROSS-FUNCTIONAL COMMUNICATION.

GTM BUSINESS MODEL (B2B SAAS)

	PILOT: 20+ SIGNED LOIS (DESIGN PARTNERS)	PHASE 2 ICP (55+ ON WAITLIST)	
	Starter	Growth	Scale
Company Size	up to 30	31-200	201-1000
Buyer	Founders	Founders	CTO/CIO; Head of People/HR
Pricing	$5/user/mo	$10/user/mo	$15/user/mo
Features	Slackbot	Slackbot + enhanced individual indexing & discoverability	Slackbot/Teams app + advanced analytics features

MARKET SIZING



$82M PER YEAR
5% of the 103,000 English speaking organizations under 1,000 employees that use Slack
$1.65B PER YEAR
All of the 103,000 English-speaking organizations under 1,000 employees that use Slack
$230B PER YEAR
All of the 850k+ organizations, worldwide, of any size, that use Slack, Microsoft Teams, or Cisco WebEx

LOGOI LEVERAGES GENERATIVE AI TO BUILD A GENERAL AI, BUT IS NOT RELIANT ON ONE VENDOR FOR MODELING.



slack
COMMUNICATION DATA
Microsoft Teams
ANTHROPIC
co:here
OpenAI
zoom
Otter.ai
NEW SILOED KNOWLEDGE
NEW SILOED KNOWLEDGE
NEW SILOED KNOWLEDGE
LEVERAGING THE BEST & MOST COST EFFECTIVE LLM AVAILABLE
Logoi
Hugging Face
Google
Google Drive
asana
Figma
Notion
METADATA

ENGINEERED WITH A FLEXIBLE AND TARGETED ML PIPELINE VS. BULKY INGEST.

KNOWLEDGE IS NOT JUST DATA - IT'S ABOUT THE CONNECTIONS BETWEEN DATA LAYERS.


Traditional ML
LLMs
Automated Validation
Human Validation
Unstructured Text
Metadata
Explicit Knowledge
Implicit Knowledge
Meta Knowledge
Knowledge Transfer Language
Shared Intelligence
Direct Query
Summative Analytics
Comparative Analytics
Knowledge Computation
Predictive Intelligence
AND KNOWLEDGE IS ONLY USEFUL IF IT CAN BE INTERPRETED PROPERLY.


WE KNOW THIS BECAUSE WE ARE LANGUAGE & LEARNING SCIENCE EXPERTS.
DR. SARA SIETESKI
Co-Founder & CEO
DR. ALLEN ROMANO
Co-Founder, Product/Engineering
MATT O'DAY
Marketing
INCUBATED WITHIN
Berkeley SKYDECK
StartX
ACTIVE COMMUNITY MEMBERS
MARK CRAGER
StartX Advisor, Founder & Managing Partner of Next Stage Partners
WHO BUILT ONLINE KNOWLEDGE SHARING PRODUCTS WHICH GENERATED MILLIONS IN B2B & B2C REVENUE.


SCALING & EVOLVING LOGOI.
2021-22
Phase 1 Research: validated proprietary knowledge extraction method in top universities. (100% IP ownership)
2023-24
SMB
Less friction, more data, build customer testimonials of value.
2025-26
ENTERPRISE
Refined product + expanded integrations, more data.
2027 & BEYOND
THE ULTIMATE PREDICTIVE ANALYTICS PLATFORM
Understands how different teams and domain experts are transferring knowledge to align with business needs. Domain specific suite of future products.
15

Forward looking projections cannot be guaranteed.


OUR ASK: $1M PRE-SEED
WHAT WE CAN ACCOMPLISH:
BEGIN DEVELOPMENT OF DOMAIN SPECIFIC DATA MODELS FOR SMB
REACH PROFITABILITY BY APRIL 2024 & $100K MRR BY DEC 2024
EXPAND ENGINEERING TO BUILD OUT ENTERPRISE-LEVEL INTEGRATIONS
TARGET CLOSE: MARCH 2023 | TERMS: $7M CAP POST-MONEY SAFE
PREVIOUS ANGEL ROUND : $225K | TERMS: $5M CAP PRE-MONEY SAFE
CONTACT: SARA@LOGOI.IO

Forward looking projections cannot be guaranteed. Logoi is allocating a portion of this round to Wefunder investors.